UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

          Expires:

        May 15, 2006

NOTIFICATION OF LATE FILING

(CHECK ONE):   / /Form 10-K  / /Form 20-F / /Form 11-K  /x /Form 10-QSB/ /Form N-SAR

hours per

For the Quarter ended:  March 31, 2004

/  / Transition Report on Form 10-K

/  / Transition Report on Form 20-F

/  / Transition Report on Form 11-K

/  / Transition Report on Form 10-Q

-----------------

/  / Transition Report on Form N-SAR

-----------------

For the Transition Period Ended:

Commission File No. 0-1119643

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -  REGISTRANT INFORMATION

NUTRA PHARMA CORP.

_______________________________

Full Name of Registrant

______________________________________________________________

Former Name if Applicable

1829 Corporate Center Drive

Boynton Beach, Florida 33426

______________________________________________________________

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or  expense and the registrant seeks relief pursuant to Rule 12b-25(b), the  following should be completed. (Check box if appropriate)

____

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or

expense;

__X__ (b)  The subject annual report, semi-annual report, transition report  on Form 10-K, Form
20-F, 11-K or Form N-SAR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or  the subject quarterly report of transition report on Form 10-Q, or portion  thereof will be filed on or before the fifth calendar day following the  prescribed due date;
and

(c)  The accountant's statement or other exhibit required by Rule 12b-  25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within  the prescribed time period.

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The Company has not received its financial statements from its accountant who  is still in the process of reviewing them.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rik J. Deitsch                  (954)                   509-0911

          ___________             __________       ________________

             (Name)                    (Area Code)      (Telephone Number)

(2)

 Have all other periodic reports required under Section 13 or 15(d) of the  Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of  1940 during the preceding
12 months or for such shorter period that the  registrant was required to file such report(s) been filed?
If answer is no,  identify report(s).     /X/ Yes     /   / No

With the filing of the Company quarterly report for the period ended April 20, 2004, the Company is current in its reporting requirements for the past  twelve months.

(3)

Is it anticipated that any significant change in results of operations  from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  /  / Yes  /x / No

If so, attach an explanation of the anticipated change, both narratively  and quantitatively, and, if appropriate, state the reasons why a reasonable  estimate of the results cannot be made.

_____________________________________________________________

NUTRA PHARMA CORP.

_____________________________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned  hereunto duly authorized.

Date:   May 15, 2004                    By:

RIK J. DEITSCH

RIK J. DEITSCH

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the  person signing the form shall be typed or printed beneath the signature. If the  statement is signed on behalf of the registrant by an authorized representative  (other than an executive officer), evidence of the  representative's authority  to sign on behalf of the registrant shall be filed  with the form.

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________________________________ATTENTION________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

_____________________________________________________________________________

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General  Rules and
Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments  thereto must be completed and filed with the Securities and Exchange  Commission, Washington, D.C. 20549,
in accordance with Rule O-3 of the General  Rules and Regulations under the Act. The information contained in or filed with  the form will be made a matter of public record in the Commission files.

3.

 A manually signed copy of the form and amendments thereto shall be filed  with each national securities exchange on which any class of securities of  the registrant is registered.

4.

Amendments to the notifications must also be filed on form 12b-25 but need  not restate information that has been correctly furnished. The form shall be  clearly identified as an amended notification.

5.

 ELECTRONIC FILERS. This form shall not be used by electronic filers unable  to timely file a report solely due to electronic difficulties. Filers unable  to submit a report within the time period prescribed due to difficulties in  electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section  232.13(b) of this chapter).

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